UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1 )

Under the Securities Exchange Act of 1934*
__________________________________________

Paysafe Ltd.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
G6964L107
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6964L107	13G

1	NAME OF REPORTING PERSON Fidelity National Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0 (1) (See Item 4)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,750,000 (1) (See Item 4)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0 (1) (See Item 4)
	8	SHARED DISPOSITIVE POWER 3,750,000 (1) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000 (1) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.19% (1) (See Item 4)
12	TYPE OF REPORTING PERSON* HC
(1) As of December 31, 2022. Calculated based on 727,190,821 Common Shares outstanding as of September 30, 2022, as set forth in the Issuer's Form 6-K filed pursuant to Rule 13a-16 or 15d-16 on November 17, 2022, which was further adjusted to 60,599,235 Common Shares outstanding as of September 30, 2022 by the Reporting Persons to reflect the Issuer's reverse stock split announced on December 12, 2022.

CUSIP No. G6964L107	13G

1	NAME OF REPORTING PERSON Chicago Title Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	5	SOLE VOTING POWER 0 (1) (See Item 4)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,251,725 (1) (See Item 4)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0 (1) (See Item 4)
	8	SHARED DISPOSITIVE POWER 1,251,725 (1) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,251,725 (1) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.07% (1) (See Item 4)
12	TYPE OF REPORTING PERSON* IC
(1) As of December 31, 2022. Calculated based on 727,190,821 Common Shares outstanding as of September 30, 2022, as set forth in the Issuer's Form 6-K filed pursuant to Rule 13a-16 or 15d-16 on November 17, 2022, which was further adjusted to 60,599,235 Common Shares outstanding as of September 30, 2022 by the Reporting Persons to reflect the Issuer's reverse stock split announced on December 12, 2022.

CUSIP No. G6964L107	13G

1	NAME OF REPORTING PERSON Fidelity National Title Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	5	SOLE VOTING POWER 0 (1) (See Item 4)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,431,608 (1) (See Item 4)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0 (1) (See Item 4)
	8	SHARED DISPOSITIVE POWER 1,431,608 (1) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,431,608 (1) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.36% (1) (See Item 4)
12	TYPE OF REPORTING PERSON* IC
(1) As of December 31, 2022. Calculated based on 727,190,821 Common Shares outstanding as of September 30, 2022, as set forth in the Issuer's Form 6-K filed pursuant to Rule 13a-16 or 15d-16 on November 17, 2022, which was further adjusted to 60,599,235 Common Shares outstanding as of September 30, 2022 by the Reporting Persons to reflect the Issuer's reverse stock split announced on December 12, 2022.

CUSIP No. G6964L107	13G

1	NAME OF REPORTING PERSON Commonwealth Land Title Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	5	SOLE VOTING POWER 0 (1) (See Item 4)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 650,000 (1) (See Item 4)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0 (1) (See Item 4)
	8	SHARED DISPOSITIVE POWER 650,000 (1) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000 (1) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.07% (1) (See Item 4)
12	TYPE OF REPORTING PERSON* IC
(1) As of December 31, 2022. Calculated based on 727,190,821 Common Shares outstanding as of September 30, 2022, as set forth in the Issuer's Form 6-K filed pursuant to Rule 13a-16 or 15d-16 on November 17, 2022, which was further adjusted to 60,599,235 Common Shares outstanding as of September 30, 2022 by the Reporting Persons to reflect the Issuer's reverse stock split announced on December 12, 2022.

CUSIP No. G6964L107	13G

1	NAME OF REPORTING PERSON Fidelity & Guaranty Life Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
	5	SOLE VOTING POWER 0 (1) (See Item 4)
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 416,667 (1) (See Item 4)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0 (1) (See Item 4)
	8	SHARED DISPOSITIVE POWER 416,667 (1) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,667 (1) (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.69% (1) (See Item 4)
12	TYPE OF REPORTING PERSON* IC
(1) As of December 31, 2022. Calculated based on 727,190,821 Common Shares outstanding as of September 30, 2022, as set forth in the Issuer's Form 6-K filed pursuant to Rule 13a-16 or 15d-16 on November 17, 2022, which was further adjusted to 60,599,235 Common Shares outstanding as of September 30, 2022 by the Reporting Persons to reflect the Issuer's reverse stock split announced on December 12, 2022.

CUSIP No. G6964L107	13G

Item 1(a).    Name of Issuer
Paysafe Ltd. ("Issuer").
Item 1(b).    Address of Issuer's Principal Executive Offices
Victoria Place
31 Victoria Street
Hamilton H10, Bermuda

Item 2(a).    Name of Person Filing
This statement is being filed on behalf of:
(i) Fidelity National Financial, Inc. ("FNF")
(ii) Commonwealth Land Title Insurance Company ("CLTIC")
(iii) Fidelity National Title Insurance Company ("FNTIC"); and
(iiii) Chicago Title Insurance Company ("CTIC")
(iv) Fidelity & Guaranty Life Insurance Company ("FGLIC")
Item 2(b).    Address of Principal Business Office or, if None, Residence
The principal business office of FNF, CLTIC, FNTIC, and CTIC is:
601 Riverside Ave
Jacksonville, Florida 32204
The principal business office of FGLIC is:
801 Grand Ave., Suite 2600
Des Moines, Iowa 50309
Item 2(c).    Citizenship
FNF is a Delaware corporation. CLTIC, FNTIC, and CTIC are Florida corporations. FGLIC is an Iowa corporation.
Item 2(d).    Title of Class of Securities
Common Stock, $0.0001 par value per share, of the Issuer (“Common Stock”).
Item 2(e).    CUSIP Number
G6964L107

Item 3.        Not applicable.
Item 4.        Ownership
(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Common Stock of the Issuer, as of December 31, 2021, are incorporated herein by reference. As of December 31, 2022, FNF indirectly beneficially owned an aggregate of 3,750,000 shares of Common Stock (which includes all of the shares of Common Stock owned by CLTIC, FNTIC, CTIC, and FGLIC, wholly-owned subsidiaries by FNF), representing approximately 6.19% of the shares of Common Stock outstanding (based on 727,190,821 Common Shares outstanding as of September 30, 2022, as set forth in the Issuer's Form 6-K filed pursuant to Rule 13a-16 or 15d-16 on November 17, 2022, which was further adjusted to 60,599,235 Common Shares outstanding as of September 30, 2022 by the Reporting Persons to reflect the Issuer's reverse stock split announced on December 12, 2022).
Item 5.        Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.        Ownership of More than Five Percent on Behalf of Another Person
The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

        Not applicable.
Item 8.        Identification and Classification of Members of the Group
Not applicable.
Item 9.        Notice of Dissolution of Group
Not applicable.
Item 10.        Certification
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 13, 2023	FIDELITY NATIONAL FINANCIAL, INC.
		By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary